Exhibit 21.1

List of Subsidiaries

Subsidiaries	State of Incorporation
CPG International I Inc	Delaware
AZEK Buildings Products Inc.	Delaware
Scranton Products Inc.	Delaware
Santana Products Inc.	Delaware
CPG Sub I Corporation	Delaware
Vycom Corp.	Delaware
Sanatec Sub I Corporation	Delaware
Procell Decking, Inc.	Delaware